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GLOBAL INDUSTRIAL TECHNOLOGIES                        Exhibit 13
Shareholders, Customers, Employees

February 23, 1999

Dear Shareholder:

I am writing to you about an urgent matter concerning the future of your investment in Global Industrial Technologies.

You may have received, or will likely soon receive, a communication from WHX Corporation attempting to solicit from you a proxy for the annual meeting of shareholders of Global. Your Board of Directors strongly recommends that you not return any proxy sent to you by WHX. This is just another step in an attempt by WHX to gain control of your Company with their opportunistic, hostile attempt to take over Global.

THERE IS ABSOLUTELY NO NEED FOR YOU TO TAKE ANY ACTION AT THIS TIME

You should be aware that the date for the 1999 annual meeting of Global has not even been set. Once your Board of Directors has set the date for the annual meeting you will be notified of the meeting date and be provided with a proxy statement and annual report, as well as a proxy card from Global. Until that time there is no need for you to take any action.

As you know, your Board of Directors has determined that the WHX offer is inadequate and not in the best interests of the Company's shareholders. Obviously, your fellow shareholders agree based on announcements made by WHX on February 17, 1999, WHX's offer received tenders representing approximately 25% of Global's outstanding shares.

Your Board believes that the WHX offer does not fully reflect the long-term value of the Company.

DO NOT BE STAMPEDED BY WHX'S ATTEMPT TO SOLICIT YOUR VOTE

In order to make an informed decision, we urge you NOT to sign any proxy solicited by WHX without first having received and considered the proxy material your Board of Directors will send to you in the near future.

We have every confidence in our Company's future and wish to reaffirm our determination that you, our shareholders, be given every opportunity to participate fully in that future. Your Board of Directors and I greatly appreciate your continued support and encouragement.

Very truly yours,

Rawles Fulgham
CHAIRMAN AND CHIEF EXECUTIVE OFFICER

If you have any questions about this process or need further assistance, please contact our proxy solicitor: Morrow & Co., Inc. at (800) 566-9061 (toll-free).

CERTAIN INFORMATION CONCERNING PARTICIPANTS


Global Industrial Technologies, Inc. (the ``Company'') and certain other persons named below may be deemed to be participants in the solicitations of proxies against the proposals of WHX Corporation. The participants in this solicitation may include (i) the directors of the Company: David H. Blake, Richard W. Vieser, Samuel B. Casey, Jr, Rawles Fulgham and Graham L. Adelman and (ii) the following executive officers and employees of the Company: Rawles Fulgham (Chairman and Chief Executive Officer), Graham L. Adelman (President and Chief Operating Officer), Alfred L. Williams (Senior Vice President and Chief Financial Officer), Donna Reeves (Vice President and Controller), Jeanette H. Quay (Vice President, General Counsel and Secretary), James Alleman (Vice President--Human Resources), and George Pasley (Vice President--Communications). As of the date of this communication, none of the foregoing participants individually beneficially own in excess of .1% of the Company's common stock or in the aggregate in excess of 2% of the Company's common stock.